LINDQUIST & VENNUM P.L.L.P.

4200 IDS Center	In Denver:
80 South Eighth Street	600 17th Street, Suite 1800 South
Minneapolis, MN 55402-2274	Denver, CO 80202-5441
Telephone: 612-371-3211	Telephone: 303-573-5900
Fax: 612-371-3207	Fax: 303-573-1956

Attorneys At Law	www.lindquist.com
Thomas G. Lovett iv
(612) 371-3270
tlovett@lindquist.com
October 26, 2007
Gregory S. Belliston
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	RTW, Inc.
Schedule 14A
Filed October 22, 2007
File No. 0-25502
Dear Mr. Belliston:
     RTW, Inc. (“RTW”) has authorized me to respond to your letter of October 24, 2007 concerning RTW’s preliminary proxy statement filed on Edgar on October 22, 2007. The Staff’s comment and RTW’s response is set forth below.
     1. “Please provide us with an analysis as to the necessity to include the information described in Item 14(c)(1) of Schedule 14A regarding the acquiring company. See Instruction 2(a) of Item 14.”
     Response: Instruction 2(a) to Item 14 indicates that a transaction in which the consideration offered to security holders consists wholly of cash, the information required by paragraph (c)(i) of Item 14, that is financial statements and other information regarding the acquiring company, need not be provided unless the information is material to an informed voting decision. The Commission’s adopting release provides that financial statement and other information about an acquiring company is not needed when the target’s security holders are receiving cash and the acquiring company has demonstrated its financial ability to satisfy the terms of the offer.
     RTW respectfully submits that financial information about Rockhill other than what has been included in the proxy statement is not material to an informed voting decision of RTW’s shareholders. First, the proxy statement discloses Rockhill’s financial ability to satisfy the terms of the deal. The proxy statement discloses that Rockhill’s insurance subsidiaries wrote over $100 million in premiums in 2006, and at June 30, 2007 had total assets of $190 million and capital of $129 million.

LINDQUIST & VENNUM P.L.L.P.
      Mr. Gregory S. Belliston
      October 26, 2007

     Second, RTW specifically negotiated for a representation from Rockhill in Section 5.3 of the Merger Agreement that Rockhill has sufficient cash and other liquid assets or financial resources to fund the merger, and that the transaction is not contingent on raising equity capital or obtaining financing. This representation is described in the proxy statement.
     Finally, the proxy statement also discloses that RTW’s board relied upon Rockhill’s reputation and financial strength and the absence of a financing contingency in approving the merger. The board’s reliance is based upon its due diligence in connection with the transaction. At the request of RTW, RTW’s investment banker investigated the financial resources of Rockhill and advised the board that it was comfortable that Rockhill had the financial resources to complete the transaction. RTW’s investment banker advised the RTW Board that Rockhill has a well-regarded set of principal investors including HBK Investments LP (“HBK”) and Northhaven Management, Inc. (“Northhaven”), each of which had a representative on the Rockhill Board. HBK and Northhaven manage $14 billion and $450 million in assets, respectively.
     In addition, Rockhill has advised RTW that it intends to specifically fund the transaction through
•	a $25 million dividend from Rockhill Insurance Company, which has been approved by the appropriate insurance regulators;

•	$30 million in trust preferred securities, and

•	cash from its existing investors.
     Although these are Rockhill plans, as noted above, closing of the transaction by Rockhill is not dependent on this exact financing plan and is not subject to any financing contingency.
     With this additional background, RTW respectfully believes that information about Rockhill other than what is disclosed in the proxy statement is not required under Item 14(c)(1) to Schedule 14A.
     A statement from RTW containing the required acknowledgments is attached as an exhibit to this letter.
     Please contact the undersigned at 612-371-3270, or Jonathan Levy at 612-371-2412, if you have any questions.

Very truly yours LINDQUIST & VENNUM, P.L.L.P. /s/ Thomas G. Lovett, IV Thomas G. Lovett, IV

TGL/tp

ACKNOWLEDGMENT
RTW, Inc. acknowledges to the United States Securities and Exchange Commission:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RTW, Inc.
/s/ Jeffrey B. Murphy
Jeffrey B. Murphy
President and Chief Executive Officer